UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  APRIL 2008

Commission File No. 000-13548

HAWTHORNE GOLD CORP.

(as successor entity to Cusac Gold Mines Ltd. pursuant to

Rule 12g-3(a) under the Securities Exchange Act of 1934)

(Translation of registrant's name into English)

1818 - 701 West Georgia Street, Vancouver, British Columbia Canada V7Y 1C6

(Address of principal executive office)

Attachment:

1.

Notice Pursuant to Section 4.9 of National Instrument 51-102 – April 28, 2008

2.

Voluntary Surrender of Reporting Issuer Status under section 88 of the Securities Act (British Columbia) and BC Instrument 11-502

3.

Notice and Letter of Transmittal – Debentures – April 10, 2008

4.

Notice and Letter of Transmittal – Shares, Options and Warrants – April 10, 2008

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWTHORNE GOLD CORP.

Date:  May 8, 2008

/s/ Patrick McGrath

__________________________________

Patrick McGrath

Chief Financial Officer